Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2017

-Quarterly Net Revenues up by 68.1% Year-Over-Year

-Quarterly Income from Operations Increased by 32.6% Year-Over-Year

-Quarterly Non-GAAP Income from Operations Increased by 33.7% Year-Over-Year

-Quarterly Total Student Enrollments up by 100.6% Year-Over-Year

(Beijing–October 26, 2017)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2018 ended August 31, 2017.

Highlights for the Second Quarter of Fiscal Year 2018

-	Net revenues increased by 68.1% year-over-year to US$455.7 million from US$271.1 million in the same period of the prior year.
-	Income from operations increased by 32.6% to US$68.3 million from US$51.5 million in the same period of the prior year.
-	Non-GAAP income from operations increased by 33.7% to US$79.9 million from US$59.8 million in the same period of the prior year.
-	Net income attributable to TAL increased by 6.7% year-over-year to US$59.5 million, from US$55.7 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 11.0% to US$71.1 million from US$64.0 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) [1] were US$0.11 and US$0.10, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.14 and US$0.12, respectively. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$946.1 million as of August 31, 2017, compared to US$699.7 million as of February 28, 2017.
-	Total student enrollments increased by 100.6% year-over-year to approximately 2,242,380 from approximately 1,117,650 in the same period of the prior year.

Highlights for the Six Months Ended August 31, 2017

-	Net revenues increased by 66.8% year-over-year to US$777.7 million from US$466.2 million in the same period of the prior year.
-	Income from operations increased by 40.6% to US$97.1 million from US$69.1 million in the same period of fiscal year 2017.
-	Non-GAAP income from operations increased by 39.2% to US$119.4 million from US$85.8 million in the same period of the prior year.

1 Effective on August 16, 2017, the Company adjusted the ratio of its American depositary shares ("ADSs") to Class A common shares (“Shares”) from one (1) ADS representing two (2) Shares to three (3) ADSs representing one (1) Share. All earnings per ADS figures in this announcement give effect to the foregoing ADS to share ratio change.

1

-	Net income attributable to TAL increased by 27.9% year-over-year to US$88.2 million, from US$69.0 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 29.1% to US$110.5 million from US$85.7 million in the same period of the prior year.
-	Basic and diluted net income per ADS were US$0.17 and US$0.16, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.22 and US$0.19, respectively.
-	Total student enrollments during the first six months of fiscal year 2018 increased by 86.5% year-over-year to approximately 3,290,140 from approximately 1,763,700.
-	Total physical network increased from 507 learning centers in 30 cities as of February 28, 2017 to 575 learning centers in 36 cities as of August 31, 2017.

Financial and Operating Data——Second Quarter and First Six Months of Fiscal Year 2018

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	August 31,
	2016	2017	Pct. Change
Net revenues	271,121	455,750	68.1%
Net income attributable to TAL	55,740	59,451	6.7%
Non-GAAP net income attributable to TAL	64,023	71,070	11.0%
Operating income	51,526	68,326	32.6%
Non-GAAP operating income	59,808	79,945	33.7%
Net income per ADS attributable to TAL – basic	0.11	0.11	0.3%
Net income per ADS attributable to TAL – diluted	0.10	0.10	1.0%
Non-GAAP net income per ADS attributable to TAL – basic	0.13	0.14	4.4%
Non-GAAP net income per ADS attributable to TAL – diluted	0.12	0.12	5.5%
Total student enrollments in small class, one-on-one, and online courses	1,117,650	2,242,380	100.6%

2

	Six Months Ended
	August 31,
	2016	2017	Pct. Change
Net revenues	466,216	777,653	66.8%
Net income attributable to TAL	68,976	88,239	27.9%
Non-GAAP net income attributable to TAL	85,651	110,543	29.1%
Operating income	69,095	97,131	40.6%
Non-GAAP operating income	85,770	119,434	39.2%
Net income per ADS attributable to TAL – basic	0.14	0.17	22.1%
Net income per ADS attributable to TAL – diluted	0.13	0.16	20.2%
Non-GAAP net income per ADS attributable to TAL – basic	0.18	0.22	23.2%
Non-GAAP net income per ADS attributable to TAL – diluted	0.16	0.19	21.9%
Total student enrollments in small class, one-on-one, and online courses	1,763,700	3,290,140	86.5%

“I’m pleased to see that our capacity expansion continued to drive our top-line growth in the second quarter. All our business segments performed well during the second quarter, and our revenues increased 70% year-over-year in RMB terms, backed by 101% enrollment growth year-on-year,” said Mr. Rong Luo, TAL’s Chief Financial Officer. “During the quarter, we continued to offer more classes with the classrooms and teachers that we have added year-to-date. We expect to see normalized utilization gradually in the second half of the year. As we further scale our business, we intend to explore new opportunities to strengthen the foundation for our future growth.”

Mr. Luo continued, “We continue to explore new technologies in our online and offline products and promote education progress through smart intelligence. We are confident that our investments enable us to offer students the most innovative technology-based tutoring, and that positive student outcomes will reinforce, as they always have done, our distinctive word-of-mouth based business and brand.”

Financial Results for the Second Quarter of Fiscal Year 2018

Net Revenues

In the second quarter of fiscal year 2018, TAL reported net revenues of US$455.7 million, representing a 68.1% increase from US$271.1 million in the second quarter of fiscal year 2017. The increase was mainly driven by the growth in total student enrollments, which rose by 100.6% to approximately 2,242,380 from approximately 1,117,650 in the same period of the prior year. The increase in total student enrollments was driven primarily by summer promotions in small classes and online courses.

3

Operating Costs and Expenses

In the second quarter of fiscal year 2018, operating costs and expenses were US$390.7 million, a 76.1% increase from US$221.8 million in the second quarter of fiscal year 2017. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$379.1 million, a 77.5% increase from US$213.6 million in the second quarter of fiscal year 2017.

Cost of revenues grew by 85.7% to US$244.9 million from US$131.9 million in the second quarter of fiscal year 2017. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs, as well as the acquisition of Beijing Shunshun Bida Information Consulting Co., Ltd (“Shunshun Bida”). Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 85.7% to US$244.8 million, from US$131.9 million in the second quarter of fiscal year 2017.

Selling and marketing expenses increased by 104.4% to US$58.5 million from US$28.6 million in the second quarter of fiscal year 2017. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 105.4% to US$57.2 million from US$27.9 million in the second quarter of fiscal year 2017. The increase of selling and marketing expenses in the second quarter of fiscal year 2018 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the year-ago period, as well as more marketing promotion activities both in brand enhancement and consumer experience.

General and administrative expenses increased by 42.3% to US$87.3 million from US$61.3 million in the second quarter of fiscal year 2017. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the year-ago period and a rise in compensation to our general and administrative personnel, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 43.1% to US$77.1 million, from US$53.8 million in the second quarter of fiscal year 2017.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 40.3% to US$11.6 million in the second quarter of fiscal year 2018 from US$8.3 million in the same period of fiscal year 2017.

Gross Profit

Gross profit grew by 51.4% to US$210.8 million from US$139.2 million in the second quarter of fiscal year 2017.

Income from Operations

Income from operations increased by 32.6% to US$68.3 million from US$51.5 million in the second quarter of fiscal year 2017. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 33.7% to US$79.9 million from US$59.8 million in the second quarter of fiscal year 2017.

Other Income

Other income was US$2.0 million for the second quarter of fiscal year 2018, compared to other income of US$23.8 million in the second quarter of fiscal year 2017. Other income in the second quarter of fiscal year 2017 was mainly due to a gain from remeasuring the fair value of the previously held equity interests in an acquiree at its acquisition date fair value during a business combination achieved in stages.

4

Impairment loss on long-term investments

Impairment loss on long-term investments was nil in this quarter, compared to impairment loss on long-term investments of US$2.2 million in the second quarter of fiscal year 2017. Impairment loss on long-term investments was due to the other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$16.2 million in the second quarter of fiscal year 2018, compared to US$17.6 million in the second quarter of fiscal year 2017.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 6.7% to US$59.5 million from US$55.7 million in the second quarter of fiscal year 2017. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 11.0% to US$71.1 million from US$64.0 million in the second quarter of fiscal year 2017.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.11 and US$0.10 respectively in the second quarter of fiscal year 2018. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.14 and US$0.12, respectively.

Capital Expenditures

Capital expenditures for the second quarter of fiscal year 2018 were US$37.6 million, representing an increase of US$18.7 million from US$18.9 million in the second quarter of fiscal year 2017. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents, and Short-Term Investments

As of August 31, 2017, the Company had US$431.4 million of cash and cash equivalents and US$514.7 million of short-term investments, compared to US$470.2 million of cash and cash equivalents and US$229.5 million of short-term investments as of February 28, 2017.

Deferred Revenue

As of August 31, 2017, the Company's deferred revenue balance was US$728.8 million, compared to US$463.4 million as of August 31, 2016, representing an increase of 57.3%. Deferred revenue primarily consisted of the tuition collected in advance for the fall semester of Xueersi Peiyou small classes, as well as the deferred revenue related to the acquired businesses.

5

Financial Results for the First Six Months of Fiscal Year 2018

Net Revenues

For the first six months of fiscal year 2018, TAL reported net revenues of US$777.7 million, representing a 66.8% increase from US$466.2 million in the first six months of fiscal year 2017. The increase was mainly driven by a growth in total student enrollments, which increased by 86.5% to approximately 3,290,140 from approximately 1,763,700 in the same period of the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first six months of fiscal year 2018, operating costs and expenses were US$684.4 million, a 71.2% increase from US$399.9 million in the first six months of fiscal year 2017. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$662.1 million, a 72.8% increase from US$383.2 million in the first six months of fiscal year 2017.

Cost of revenues grew by 78.4% to US$414.5 million from US$232.4 million in the first six months of fiscal year 2017. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs, as well as the acquisition of Shunshun Bida. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 78.4% to US$414.4 million from US$232.3 million in the first six months of fiscal year 2017.

Selling and marketing expenses increased by 93.3% to US$102.0 million from US$52.7 million in the first six months of fiscal year 2017. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 94.5% to US$99.6 million from US$51.2 million in the first six months of fiscal year 2017. The increase of selling and marketing expenses in the first six months of fiscal year 2018 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the year-ago period, as well as more marketing promotion activities both in brand enhancement and consumer experience.

General and administrative expenses increased by 46.3% to US$167.9 million from US$114.8 million in the first six months of fiscal year 2017. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the year-ago period and a rise in compensation to our general and administrative personnel, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 48.7% to US$148.2 million from US$99.7 million in the first six months of fiscal year 2017.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 33.8% to US$22.3 million in the first six months of fiscal year 2018 from US$16.7 million in the same period of fiscal year 2017.

Gross Profit

Gross profit grew by 55.3% to US$363.1 million from US$233.9 million in the first six months of fiscal year 2017.

Income from Operations

Income from operations increased by 40.6% to US$97.1 million from US$69.1 million in the first six months of fiscal year 2017. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 39.2% to US$119.4 million from US$85.8 million in the first six months of fiscal year 2017.

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Other Income

Other income was US$8.8 million for the first six months of fiscal year 2018, compared to other income of US$23.8 million in the first six months of fiscal year 2017. Other income for the first six months of fiscal year 2018 was mainly due to a gain from fair value change of an investment. Other income for the first six months of fiscal year 2017 was mainly due to a gain from remeasuring the fair value of the previously held equity interests in an acquiree at its acquisition date fair value during a business combination achieved in stages.

Income Tax Expense

Income tax expense was US$24.6 million in the first six months of fiscal year 2018, compared to US$22.1 million in the first six months of fiscal year 2017.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 27.9% to US$88.2 million from US$69.0 million in the first six months of fiscal year 2017. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 29.1% to US$110.5 million from US$85.7 million in the first six months of fiscal year 2017.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.17 and US$0.16, respectively, in the first six months of fiscal year 2018. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.22 and US$0.19, respectively.

Capital Expenditures

Capital expenditures for the first six months of fiscal year 2018 were US$67.2 million, an increase of US$35.6 million from US$31.6 million in the first six months of fiscal year 2017. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of fiscal year 2018 are expected to be between US$411.7 million and US$416.9 million, representing an increase of 58% to 60% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

7

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2018 ended August 31, 2017 at 8:00 a.m. Eastern Time on October 26, 2017 (8:00 p.m. Beijing time on October 26, 2017).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	87036636

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 8:59 a.m. U.S. Eastern time, November 3, 2017 (8:59 p.m. Beijing time, November 3, 2017).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	87036636

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2018, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company's learning center network includes 575 physical learning centers as of August 31, 2017, located in 36 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou , Hefei, Xiamen, Lanzhou, Dalian, Changchun, Guiyang, Dongguan, Changzhou, Xuzhou, Nantong, Foshan and Zhenjiang. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

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TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2017	As of August 31, 2017
ASSETS

Current assets
Cash and cash equivalents	$470,217,004	$431,397,021
Restricted cash-current	2,732,559	1,684,933
Short-term investments	229,456,397	514,673,149
Inventory	2,823,039	5,444,085
Amounts due from related parties-current	3,424,285	3,462,788
Income tax receivables	2,244,898	6,921,943
Prepaid expenses and other current assets	160,222,823	150,018,132
Total current assets	871,121,005	1,113,602,051
Restricted cash-non-current	5,660,713	8,367,682
Property and equipment, net	154,306,718	216,265,791
Deferred tax assets-non-current	16,188,301	20,570,237
Rental deposits	32,659,360	42,813,425
Intangible assets, net	37,966,808	41,661,385
Goodwill	267,162,685	286,450,694
Long-term investments	347,732,444	375,237,956
Long-term prepayments and other non-current assets	96,107,917	109,672,343
Total assets	$1,828,905,951	$2,214,641,564

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 20,905,226 and 46,398,744 as of February 28, 2017, and August 31, 2017, respectively)	$22,637,199	$48,943,530
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 465,944,822 and 682,785,276 as of February 28, 2017, and August 31, 2017, respectively)	504,147,032	720,182,698
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 192,785 and 3,006,711 as of February 28, 2017, and August 31, 2017, respectively)	3,042,785	5,856,711
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 90,834,954 and 145,038,484 as of February 28, 2017, and August 31, 2017, respectively)	116,830,290	172,623,012
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 15,204,900 and 17,947,819 as of February 28, 2017, and August 31, 2017, respectively)	20,483,037	27,573,585
Total current liabilities	667,140,343	975,179,536
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 14,726,473 and 8,648,404 as of February 28, 2017, and August 31, 2017, respectively)	14,726,473	8,648,404
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and August 31, 2017, respectively)	2,840,000	2,840,000
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 13,063,488 and 16,277,272 as of February 28, 2017, and August 31, 2017, respectively)	13,185,886	16,480,428
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and August 31,2017, respectively)	225,148,918	72,008,000
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and August 31, 2017, respectively)	225,000,000	225,000,000
Total liabilities	1,148,041,620	1,300,156,368

TAL Education Group Shareholders' Equity
Class A common shares	93,131	106,588
Class B common shares	71,456	70,556
Additional paid-in capital	141,968,264	298,062,275
Statutory reserve	28,407,421	28,407,421
Retained earnings	417,835,502	464,909,105
Accumulated other comprehensive income	55,869,132	87,168,364
Total TAL Education Group's equity	644,244,906	878,724,309
Non-controlling interest	36,619,425	35,760,887
Total equity	680,864,331	914,485,196
Total liabilities and equity	$1,828,905,951	$2,214,641,564

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TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2016	2017	2016	2017
Net revenues	$271,121,287	$455,749,893	$466,216,375	$777,653,115
Cost of revenues	131,879,033	244,929,963	232,366,242	414,534,386
Gross profit	139,242,254	210,819,930	233,850,133	363,118,729
Operating expenses (note 1)
Selling and marketing	28,620,113	58,490,896	52,743,743	101,952,975
General and administrative	61,343,393	87,311,774	114,773,223	167,943,064
Total operating expenses	89,963,506	145,802,670	167,516,966	269,896,039
Government subsidies	2,246,800	3,309,031	2,761,607	3,907,997
Income from operations	51,525,548	68,326,291	69,094,774	97,130,687
Interest income	4,449,108	10,534,422	7,837,460	18,235,679
Interest expense	(2,667,238)	(3,869,794)	(4,555,211)	(9,094,878)
Other income	23,802,211	2,017,878	23,787,119	8,806,037
Impairment loss on long-term investments	(2,211,642)	-	(2,211,642)	(699,748)
Income before provision for income tax and loss from equity method investments	74,897,987	77,008,797	93,952,500	114,377,777
Provision for income tax	(17,597,079)	(16,158,324)	(22,075,286)	(24,553,778)
Loss from equity method investments	(2,168,346)	(1,964,530)	(3,840,133)	(3,247,334)
Net income	55,132,562	58,885,943	68,037,081	86,576,665
Add: Net loss attributable to noncontrolling interest	607,705	565,061	939,332	1,662,772
Total net income attributable to TAL Education Group	$55,740,267	$59,451,004	$68,976,413	$88,239,437
Net income per common share
Basic	$0.34	$0.34	$0.43	$0.52
Diluted	0.31	0.31	0.39	0.47
Net income per ADS (note 2)
Basic	$0.11	$0.11	$0.14	$0.17
Diluted	0.10	0.10	0.13	0.16
Weighted average shares used in calculating net income per common share
Basic	162,158,462	172,388,942	161,961,997	169,669,402
Diluted	188,197,500	193,131,866	187,541,900	193,585,695

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31,		Ended August 31,
	2016	2017	2016	2017
Cost of revenues	$15,598	$108,633	$23,338	$141,537
Selling and marketing	762,661	1,257,967	1,538,626	2,375,599
General and administrative	7,504,515	10,252,433	15,113,099	19,786,118
Total	$8,282,774	$11,619,033	$16,675,063	$22,303,254

Note 2: Three ADSs represent one Class A common Share.

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TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In U.S. dollars)

	For the Three Months Ended		For the Six Months Ended
	August 31,		August 31,
	2016	2017	2016	2017
Net income	$55,132,562	$58,885,943	$68,037,081	$86,576,665
Other comprehensive (loss)/income, net of tax	(30,496,590)	24,005,053	64,347,466	31,299,232
Comprehensive income	24,635,972	82,890,996	132,384,547	117,875,897
Add: Comprehensive loss attributable to noncontrolling interest	659,981	565,061	1,004,756	1,662,772
Comprehensive income attributable to TAL Education Group	$25,295,953	$83,456,057	$133,389,303	$119,538,669

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TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2016	2017	2016	2017

Cost of revenues	$131,879,033	$244,929,963	$232,366,242	$414,534,386
Share-based compensation expense in cost of revenues	15,598	108,633	23,338	141,537
Non-GAAP cost of revenues	131,863,435	244,821,330	232,342,904	414,392,849

Selling and marketing expenses	28,620,113	58,490,896	52,743,743	101,952,975
Share-based compensation expense in selling and marketing expenses	762,661	1,257,967	1,538,626	2,375,599
Non-GAAP selling and marketing expenses	27,857,452	57,232,929	51,205,117	99,577,376
General and administrative expenses	61,343,393	87,311,774	114,773,223	167,943,064
Share-based compensation expense in general and administrative expenses	7,504,515	10,252,433	15,113,099	19,786,118
Non-GAAP general and administrative expenses	53,838,878	77,059,341	99,660,124	148,156,946

Operating costs and expenses	221,842,539	390,732,633	399,883,208	684,430,425
Share-based compensation expense in operating costs and expenses	8,282,774	11,619,033	16,675,063	22,303,254
Non-GAAP operating costs and expenses	213,559,765	379,113,600	383,208,145	662,127,171

Income from operations	51,525,548	68,326,291	69,094,774	97,130,687
Share based compensation expenses	8,282,774	11,619,033	16,675,063	22,303,254
Non-GAAP income from operations	59,808,322	79,945,324	85,769,837	119,433,941

Net income attributable to TAL Education Group	55,740,267	59,451,005	68,976,413	88,239,438
Share based compensation expenses	8,282,774	11,619,033	16,675,063	22,303,254
Non-GAAP net income attributable to TAL Education Group	$64,023,041	$71,070,038	$85,651,476	$110,542,692
Net income per ADS
Basic	$0.11	$0.11	$0.14	$0.17
Diluted	0.10	0.10	0.13	0.16
Non-GAAP Net income per ADS (note 3)
Basic	$0.13	$0.14	$0.18	$0.22
Diluted	0.12	0.12	0.16	0.19
ADSs used in calculating net income per ADS
Basic	486,475,386	517,166,827	485,885,991	509,008,205
Diluted	564,592,500	579,395,597	562,625,701	580,757,085

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.

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